*AB 3/16

UNI[...]
SECURITIES AND [...]
Washing[...]

15049637

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: iDaytrade, Inc d/b/a BrokerageSelect

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

364 West 117th Street, Suite 5A
(No. and Street)

New York (City) NY (State) 10026 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter + Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/16

OATH OR AFFIRMATION

I, Ian J. Green, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of iDaytrade, Inc. d/b/a BrokerageSelect, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Regina A. Schroeder
Notary Public, State of New York
No. 31-4968315
Qualified in New York County
Commission Expires ~~August 10, 2010~~ January 5, 2019

[signature]
Signature

CEO
Title

Regina A Schroeder 2/26/15
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

iDAYTRADE, INC.

D/B/A BROKERAGESELECT

Statement of Financial Condition

December 31, 2014

[Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934]

iDAYTRADE, INC.

D/B/A BROKERAGESELECT

Table of Contents
December 31, 2014

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
iDAYTRADE, Inc. d/b/a BrokerageSelect
New York, New York

We have audited the accompanying statement of financial condition of iDAYTRADE, Inc. d/b/a BrokerageSelect, (the "Company") as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of iDAYTRADE, Inc. d/b/a BrokerageSelect as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 25, 2015

iDAYTRADE, INC.
D/B/A BROKERAGESELECT

Statement of Financial Condition
December 31, 2014

ASSETS	
Cash	$ 18,090
Receivables from clearing brokers - including clearing deposit of $25,000	37,995
Mutual fund concessions receivable	5,029
	$ 61,114
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 43,094
	43,094
Stockholder's Equity	
Common stock - no par value - 200 shares authorized, 101 shares issued and outstanding	78,303
Accumulated deficit	(60,283)
	18,020
	$ 61,114

See notes to financial statements.

1 – ORGANIZATION AND BUSINESS

iDaytrade, Inc. d/b/a BrokerageSelect (the "Company") was incorporated on April 22, 1999 under the laws of the State of New York.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer pursuant to the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority Inc. ("FINRA").

The Company has Agreements with two clearing brokers to clear security transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, the company operates under the exemptive provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii).

2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash Equivalents*** – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

b. ***Income Taxes*** - The Company has elected to be treated as an S-corporation for federal and New York State corporate tax purposes, and as such, the stockholder is individually liable for federal and New York State income tax payments. The Company is subject to a New York City corporate income tax.

The Company has adopted FASB pronouncement ASC 740, Income Taxes, which clarified the accounting and disclosures for uncertain tax positions related to income taxes recognized in the financial statements and addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of the position.

The Company files federal, New York State, and New York City tax returns. The earliest tax year that is subject to examination by these taxing authorities is 2011.

The Company did not have material unrecognized tax benefits as of December 31, 2014 and does not expect this to change significantly over the next twelve months.

c. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 – RECEIVABLE FROM CLEARING BROKERS

The clearing depository operations for the Company's and customers' securities transactions are provided by clearing brokers pursuant to clearing agreements. In September 2014, the Company changed clearing brokers and entered into a new clearing agreement with Wedbush Securities Inc. ("Wedbush"). The Company gave notice to terminate its clearing agreement with Pershing, its existing clearing broker, in November 2014, and began in early December 2014, to transition its customer accounts from Pershing LLC ("Pershing") to Wedbush. As of December 31, 2014, not all of the accounts had been transferred.

The clearing agreement with Wedbush requires that the Company maintain a $50,000 clearing deposit as collateral against losses due to the potential nonperformance by its customers. The Company intends to fund this deposit with a combination of cash held by the Company and personal security holdings pledged by the stockholder. At December 31, 2014, this deposit account had yet to be completely funded and had a value of $17,867 in securities pledged. The account was fully funded subsequent to year-end.

At December 31, 2014, the receivable from clearing brokers represents accrued commissions; cash deposits and money market funds, including the $25,000 required clearing deposit with Pershing.

4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2014, the Company had net capital of $9,620, which was $4,620 in excess of its required net capital of $5,000 and the Company's net capital ratio was 4.48 to 1.

5 – OFF-BALANCE-SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a Clearing Broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

6 – SUBSEQUENT EVENTS

The stockholder made a capital contribution subsequent to year end of $20,000.